Exhibit 11

EARNINGS PER SHARE COMPUTATION

The factors used in the earnings per share computation follow.

	Six Months Ended June 30,		Three Months Ended June 30,
	2005	2004	2005	2004

Basic
Net income	$260,983	$513,827	$118,468	$247,021

Weighted average common shares outstanding	2,306,775	2,295,775	2,306,775	2,295,775

Basic earnings per common share	$0.11	$0.22	$0.05	$0.11

Diluted
Net income	$135,308	$483,227	$34,694	$231,721

Weighted average common shares outstanding for basic earnings per common share	2,306,775	2,295,775	2,306,775	2,295,775
Add: Dilutive effects of assumed exercises of stock options	172,923	50,661	172,923	50,661

Average shares and dilutive potential common shares	2,479,698	2,346,436	2,479,698	2,346,436

Diluted earnings per common share	$0.05	$0.21	$0.01	$0.10

No options were antidilutive